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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  FORM 12b-25

                                                Commission File Number  33-80731
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                          NOTIFICATION OF LATE FILING

(Check One):  [   ] Form 10-K  [   ] Form 11-K  [   ] Form 20-F  [ X ] Form 10-Q
[   ] Form N-SAR

For Period Ended:                         September 30, 1996
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[   ]   Transition Report on Form 10-K   [   ]   Transition Report on Form 10-Q
[   ]   Transition Report on Form 20-F   [   ]   Transition Report on Form N-SAR
[   ]   Transition Report on Form 11-K

For the Transition Period Ended:
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                        Part I.  Registrant Information

Full name of registrant    PHYSICIAN SUPPORT SYSTEMS, INC.
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Former name if applicable

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Address of principal executive office (Street and number)
                        Route 230 and Eby-Chiques Road
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City, State and Zip Code    Mt. Joy, Pennsylvania  17552
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                        Part II.  Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15/th/ calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
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[   ]  (c)  The accountant's statement or other exhibit required by Rule 12b-
       25(c) has been attached if applicable.

                              Part III.  Narrative

       Physician Support Systems, Inc. ("PSS") acquired four companies during the quarter ended September 30, 1996. In one of these acquisitions, PSS acquired all of the outstanding shares of common stock of EE&C Financial Services, Inc. ("EE&C") on August 31, 1996, which transaction is being accounted for as a pooling of interests. As a result of the pooling transaction with EE&C, the previously filed consolidated financial statements for PSS must be restated for all periods required to be presented in PSS's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996. For this reason, PSS has been unable to complete its Form 10-Q without unreasonable effort on or before November 14, 1996.

                          Part IV.  Other Information

       (1) Name and telephone number of person to contact in regard to this notification

David S. Geller, Senior Vice President and Chief Financial Officer  (717) 653-5340
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                          (Name)                                    (Area code) (Telephone number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                               [ X ] Yes                [   ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               [ X ] Yes                [   ] No

       PSS expects to report that there was a significant change in its results of operations for the quarter ended September 30, 1996 from the corresponding quarter in 1995. PSS has previously announced that its revenues for the quarter ended September 30, 1996 were $17,942,609 representing a 24.3% increase over its revenues of $14,432,361 for the quarter ended September 30, 1995. Most of this increase was due to the addition of the businesses referred to in Part III of this Report and other businesses acquired earlier in 1996, as well as an increase in the number of clients served by PSS. PSS's net loss for the quarter ended September 30, 1996 (after pro forma income tax adjustments) was $(406,279), compared with net income (after pro forma income tax adjustments) of $452,837 for the quarter ended September 30, 1995.

                        PHYSICIAN SUPPORT SYSTEMS, INC.
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                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date         November 15, 1996         By/s/ David S. Geller
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                                         David S. Geller
                                         Senior Vice President and Chief
                                           Financial Officer